August 19, 2022

VIA EDGAR

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in the letter dated August 2, 2022 from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) to David Yeager, Chairman and Chief Executive Officer of Hub Group, Inc. (“Hub Group”, the “Company” or “we”), in regard to our July 20, 2022 response to the Staff’s comment letter regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) that was filed on February 25, 2022.

To facilitate your review, the Company has reproduced the text of the Staff’s comments in italics below. Unless otherwise noted, references to page numbers and section headings in the Company’s responses below refer to page numbers and section headings in the Form 10-K.

Response dated July 20, 2022

General

1.
We note your response to prior comment 2 states that all risks, including climate-related risks, are overseen collectively by the Board, Audit Committee and management. However, it does not appear that there is any reference to climate change or related risks, despite that the ESG Materiality Matrix on page 5 your Sustainability Report March 2022 states that all topics in the matrix are material, including climate strategy, and that the most pressing risks include those relating to energy, emissions and air quality. In addition, we note the sustainability initiatives on page 7 of your Sustainability Report March 2022 and that your sustainability policy issued in March 2022 states your goal is to be a “leader in the logistics industry in minimizing impact to our shared environment.” Please revise your disclosure to more specifically address the role of your Board of Directors, Audit Committee and management in overseeing climate change-related risks.

Hub Group’s Response to Comment 1

The use of the term “material” in the Company’s Sustainability Report of March 2022 (the “Sustainability Report”) was not done in the context of an SEC filing, but rather everyday parlance. As noted on page 4, the Sustainability Report is intended to highlight actions the Company is taking to address ESG topics that are relevant to multiple stakeholders, including customers, shareholders, vendors, communities, and employees.  Further page 5 of the Sustainability Report states that the intended use of the ESG Materiality Matrix is “to recognize new trends and differentiators, identify priority topic areas for future focus, guide communications, engage stakeholders, and inform our reporting, ranking and rating of material issues, which will form the foundation of our external disclosures.” These inputs inform the Company’s strategy for ESG by identifying what topics are important to a variety of stakeholders, including particularly our customers.

2001 Hub Group Way  |  Oak Brook, IL 60523  |  hubgroup.com

Regarding the role of the Board of Directors of the Company (“Board”), Audit Committee and management, the Company intends to revise its disclosure in its annual proxy statement to be filed in 2023 to clarify that the Board of Hub Group oversees all risk management of the Company, including climate-related risks and the policies and controls management has put in place to mitigate such risks. The Audit Committee, which is comprised of the Company’s independent directors, reviews the potential impact of environmental matters in its oversight of financial accounting, risk management, internal controls and regulatory matters.  Management acts to identify and mitigate risks, including climate-related risks, by engaging with internal and external stakeholders, setting priorities, and establishing policies and processes.

Additionally, with input from each of the Board’s committees, the Board reviews the scope of authority of each of its committees in connection with its annual review and approval of committee charters.  In connection with the next annual review, the Board will consider whether oversight of climate change-related risks should be specifically addressed in upcoming charter updates and whether additional oversight should be formalized at the Board level.  We will further update our disclosure of risk oversight in our annual proxy statement to be filed in 2023 to reflect any formal changes made to committee charters or Board processes.

Risk Factors, page 6

2.
Your response to prior comment 3 discusses capital expenditures related to transition risks but does not adequately address our prior comment. Please describe the relevant transition risks you analyzed, including the items noted in our prior comment, and explain how you assessed the effects of these risks for purposes of disclosure in your SEC filings.

Hub Group’s Response to Comment 2

The Company’s transition risks reviewed in its most recent analysis included: (i) shifting customer demands or increased costs to serve customers arising from increased fuel/energy, insurance and equipment costs, (ii) storm-related casualty damage to the Company’s tangible assets (i.e., tractors, trailers and shipping containers) and (iii) potential future regulations related to climate change, including any developments, such as technological changes, that may lead to future capital expenditures.

In connection with preparing the Company’s Form 10-K, and more recently at the time of filing its 10-Q for the second quarter of 2022, the Company analyzed which of the aforementioned risks could be reasonably expected to have a material effect on the Company’s business, operating results and financial condition and concluded at that time, only clause (iii) merited discussion.

With respect to (i) above, while the Company is mindful of climate change risk, it believes climate change-related risks borne by the Company that relate to shifting customer demands or increased costs to serving customers (arising from increased fuel/energy, insurance and equipment costs) are limited due to the Company’s ability to adjust its service model and pass along any increase in its costs to its customers.

The Company continuously evaluates market factors impacting demand for its services.  As discussed further in our response to Comment 3 below, we have not experienced and do not currently anticipate any material change in demand caused by climate change.  The Company’s customers are primarily businesses that ship consumer goods, the demand for which we do not anticipate will decline because of climate change.  While our assessment of credit risk focuses primarily on our direct customers, we also monitor changes and trends in consumer demand, which could include changes related to climate-related consumer trends, when making credit decisions.

We acknowledge that customer demands and expectations for more climate-friendly transportation options could change in the future and such shifting market demand could lead to increased capital expenditures.  However, we do not believe such demand is currently a material market trend driving the usage of our services.  We also note that environmental regulations may compel certain capital expenditures for new environmentally friendly technology, but such incremental expenditures above our current capital expenditures for new and replacement equipment are uncertain and currently not expected to materially affect our financial condition and results of operations.

Regarding item (ii) above, the risk of material storm-related casualty damage to the Company’s tangible assets (i.e., tractors, trailers and shipping containers) is mitigated because these assets are mobile and therefore can be repositioned away from areas with hazardous weather.   During prior such weather events, the Company has not suffered a material casualty loss in at least the last ten years, and in any event maintains catastrophic loss insurance coverage which would have the effect of limiting potential losses.  Because of these mitigating factors, the Company believes its most direct potential impact could be item (iii), capital expenditures arising from new environmental standards that could require future outlays for technologically advanced equipment, the financial impact of which we cannot predict at this time.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

3.
We note your response to prior comment 5 stating that that indirect consequences of climate-related regulation or business trends have not been and are not expected to be material. Please describe the indirect consequences you considered in your analysis and tell us how you concluded that they were immaterial. Please ensure your response specifically addresses each item from our prior comment.

Hub Group’s Response to Comment 3

In our prior response we considered indirect consequences of climate-related regulation such as (i) a regulatory requirement that over a phase-in period imposes limitations on tractor emissions resulting in the need to purchase new or upgraded tractors; (ii) potential challenges obtaining fuel, energy or equipment; and (iii) customers’ desire to reduce their carbon footprint that could result in changes in customer demand for the service offerings of the Company and its competitors.  We determined that these potential indirect consequences are not currently material. In (i) above the Company has, for the past several years, been upgrading its fleet of tractors for financial, operational and safety reasons, and its newer fleet provides the added benefit of relatively lower fuel consumption and emissions.  In making decisions regarding tractor purchases we are also mindful of evolving truck emission standards implemented at the state level in our purchasing decisions.  In (ii) above, we believe that expected regulatory or demand changes will be gradual enough to allow us to continue purchasing equipment on a planned basis taking into account potential lead times and we would be able to pass increased costs arising from increased fuel or energy costs to our customers.  Finally, in (iii) above, our experience has been that factors such as price, service and transit time currently are key considerations in customers’ transportation decisions whereas climate impact is an immaterial factor in customers’ decision-making with regard to transportation.

Regarding your prior comment 5 we summarize below our analysis that previously led us to conclude that the potential specific indirect consequences enumerated in the Staff’s prior letter are currently not material for the Company:

•	Decreased demand for goods and services that produce significant greenhouse gas emissions or are related to carbon-based energy sources
o
While we acknowledge some decrease in consumer demand for goods and services that produce significant greenhouse gas emissions, we do not believe this concern is currently materially driving our customers’ demand for our services.    Further, we believe that increased demand for alternative goods that address concerns about climate-change (i.e., goods that could be seen as replacements for goods that generate significant greenhouse gas emissions) could potentially offset such lower demand for goods we have historically shipped.  We believe demand for our services is generally tied to overall market activity and cannot at this time predict whether climate change will or could negatively impact the overall US economy.

•	Increased demand for services that result in lower emissions than competing products
o
As we have noted, intermodal transportation has significantly lower greenhouse gas emissions than truck-based transportation.  However, we do not believe emission concerns are currently a primary driver of our customers’ transportation procurement decisions or are materially affecting our business.  Our intermodal transportation service offering, while environmentally favorable compared to some alternatives, also generally offers a lower cost as compared to truck-based transportation, despite a longer transit time.  We have not found any clear indication that our customers are primarily basing their decision to use intermodal transportation on environmental considerations, as customers electing such mode of transportation are generally willing to accept longer delivery times in exchange for a lower transportation cost.

•	Increased competition to develop innovative new services that result in lower emissions
o
We continuously compete to provide more cost-effective services for our customers.  One element of our value proposition is to offer sophisticated load planning services that enable certain of our customers’ goods to be transported along with other customers’ shipped goods that are destined to the same or nearby destination, which facilitates lower overall transportation costs.  We invest heavily in information technology to remain competitive in this respect.  Aside from potential service offerings using electric tractors, which we are piloting and do not currently anticipate to be material to our business, our focus is on increased efficiency for our customers, which may result in lower transportation costs as well as lower emissions.   We believe we have addressed these risks in our Form 10-K in the risk factors titled “We operate in a highly competitive industry and our business may suffer if we are unable to adequately address potential downward pricing pressures and other competitive factors.” (noting “we compete with many other transportation and logistics service providers, some of which have … lower cost structures than us”) and “If we fail to maintain and enhance our information technology systems, or if we fail to successfully implement new technology or enhancements, we may be at a competitive disadvantage and lose customers.”

•	Increased demand for generation and transmission of energy from alternative energy sources
o
We have not experienced any meaningful customer demand for our use of alternative energy sources.  As noted in our response to Comment 4 of the Staff’s previous letter, the Company is exploring the use of electric tractors but does not expect its usage to materially impact the Company’s business, operations, capital expenditure needs, cash flow or profitability in the foreseeable future.  In the event alternative energy sources are specifically required by a customer, we would expect to reflect the increased cost of such requirement in the price we charge a given customer, such that the Company would not bear the incremental impact on profitability.

•	Any anticipated reputational risks resulting from operations and services that produce material greenhouse gas emissions.
o
The Company has not faced adverse reputational impact related to greenhouse gas emissions, but it will continue to monitor the potential for reputational risk as it recognizes its operations and services generate greenhouse gas emissions and that stakeholders’ views are evolving.

4.
Please provide us with additional detail supporting your statement in response to our prior comment 6 that the physical effects of climate change have not and are not expected to materially affect your business. In that regard, we note your risk factors titled "Relatively small increases in our transportation and warehouse costs that we are unable to pass through to our customers are likely to have a significant adverse effect on our gross margin and operating income" and "Extreme or unusual weather conditions can disrupt our operations, impact freight volumes, and increase our costs, all of which could have a material adverse effect on our business results" on page 9. Please ensure you address each of the items specifically noted in our prior comment and provide quantitative information with your response.

Hub Group’s Response to Comment 4

We recognize that extreme weather events appear to be occurring with increasing frequency and note expert opinion attributing such extreme weather events to climate change.  It is difficult to predict the extent of damage to regional economies or the U.S. economy overall from future weather events, taken individually or in combination with others.  We recognize that an extreme weather event could be so severe as to impact supply or demand for certain goods, or be so extreme or unexpected so as to impede our plans to mitigate the risk to our equipment, and have accordingly included a risk factor about such possibility.  We do not, however, believe that these events are a known trend or uncertainty affecting our business and therefore do not believe discussion in the Management Discussion & Analysis section of our Form 10-K and Form 10-Qs is necessary.

Notably, the Company has considered recent severe weather events, including wildfires in California during the summer of 2021, the ice storm in Texas during the winter of 2021 (the “Texas Ice Storm”), and Hurricane Katrina in 2005.  Each such event severely affected the local economies of California, Texas and the Gulf States, respectively.  However, with the possible exception of the Texas Ice Storm, because the Company was able to relocate its equipment in anticipation of such events, and route shipments around such events, such severe weather events did not materially affect the Company’s business, operations, capital expenditure needs, cash flow or profitability.

In the case of the Texas Ice Storm, rail service on one of our two principal rail service providers, was severely impacted for a few days which we understand was at least in part the result of severe weather in not only Texas but also in the other regions. Based on a comparison with a prior period, we estimate that this event resulted in approximately $36 million less revenue from intermodal transportation and an increase of approximately $6 million more revenue in our brokerage business in the first quarter of fiscal year 2021.  We note that this approximately $30 million impact on revenue represented approximately 0.7% of our 2021 total revenue of $4.2 billion. We believe this incident was unusual and may in part have been caused by the provider’s operational issues in addition to the severe weather (because a competing provider in the same region did not have a similar interruption to rail service). We are unaware of a past weather related event having a similar impact.

Our response to each physical effect example listed in Comment 6 in the Staff’s previous letter is set forth below:

•	severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
•
As noted above, in general, we do not believe that past severe weather events have materially impacted our business because our transportation equipment can be positioned away from such severe weather events.

•	quantification of material weather-related damages to your property or operations;
•
The Company has not suffered any incident involving weather-related property damage to its property exceeding $250,000 in at least the past ten years.  Due to the de minimis impact such weather-related damage to our property has had on our operations, we have not historically tracked such impact and are unable to quantify such impact, if any.

•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
•
As noted above, while weather-related events, if severe enough, could broadly affect the U.S. economy and, by extension, our business, recent severe weather events have not indirectly and materially affected our business.  While such events could affect demand regionally on a temporary basis, we have found that there are offsetting demands requiring our transportation services.  We recognize our past experience is not an assurance of future outcomes, and that future weather events (individually or in combination) could affect our business and financial results.   We have included a risk factor to address this uncertainty, but do not currently see such risk as foreseeable or immediate enough to require additional disclosure in Management Discussion & Analysis section of our Securities Exchange Act of 1934 reports.

•	decreased agricultural production capacity of your customers located in areas affected by drought or other weather-related changes; and
•
Although the Company serves some customers in the broader food sector, our exposure to raw agricultural products is limited and we do not have visibility to the agricultural production capacity of our customers.

•	any weather-related impacts on the cost or availability of insurance.
•
We do not believe weather-related impacts are uniquely impacting our cost of insurance.  The Company’s most variable insurance coverage is Trucking Automobile Liability insurance, the cost for which is primarily affected by industry-wide risk (e.g., litigation claims) and our safety history.  The Company carries property and commercial general liability insurance, the premiums for which do not vary significantly outside of market norms because the Company does not bear unique risks.

On behalf of Hub Group, I thank you for your consideration of our response.

Sincerely,

/s/ Geoffrey DeMartino
Geoffrey DeMartino
Executive Vice President, Chief Financial Officer and Treasurer